Exhibit 99.2

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy click on Proxy Voter Login, then log-on using the below control number. Voting will be open until 11:59 am (ET) on April 29, 2021.

CONTROL #

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY MAIL

Mark, sign and date your proxy and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on April 30, 2021 at 10:00 a.m. Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting of Shareholders - Wah Fu Education Group Ltd.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL THE DIRECTOR NOMINEES AND "FOR" PROPOSAL 2.

(1) Election of Directors:

☐ FOR NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Yang Yu **02 Xinghui Yang** **03 Defang Li** **04 Yik C. Chan** **05 Wenxiang Xing**

(2) Ratification of the appointment of Friedman LLP as independent registered public accounting firm for the fiscal year ended March 31, 2021.

☐ **VOTE FOR** ☐ **VOTE AGAINST** ☐ **ABSTAIN**

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

Wah Fu Education Group Ltd.

Annual Meeting of Shareholders

April 30, 2021

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders
To Be Held on April 30, 2021

The 2020 Annual Report, the Proxy Statement and proxy card of Wah Fu Education Group Ltd., are available at
www.edu-edu.com.cn

WAH FU EDUCATION GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) each of Yang Yu and Xinghui Yang with the power of substitution and resubstitution to vote any and all ordinary shares of Wah Fu Education Group Ltd. (the "Company") which the undersigned would be entitled to vote as fully as the undersigned could do if personally present at the Annual Meeting of Wah Fu Education Group Ltd., to be held on April 30, 2021, at 10:00 A.M. Beijing Time, and at any adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items more fully described in the notice of any proxy statement for the Annual Meeting

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Please check here if you plan to attend the Annual Meeting of Shareholders on April 30, 2021 at 10:00 a.m. Beijing Time. 

(Continued and to be signed on Reverse Side)